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                                                                    Exhibit 99.6

PRESS RELEASE                                     [BASF Pharma Logo][Knoll Logo]

                                                                December 4, 2000
                                                                    Gunter Storz

                                                       Phone +49-(0)621-589-1536


BASF PHARMA SELLS EUROPEAN GENERICS BUSINESS TO NOVARTIS GENERICS

Ludwigshafen, December 4, 2000 - In continuation of its ongoing focussing process, BASF Pharma is selling its European generics business to Novartis Generics, an organisation with its head offices in Kundl, Austria. The divestment involves organisations in six European countries and is effective as from January 1, 2001, provided that all authorisations regarding the law relating to cartels are obtained. The purchase price is Euro 115 million.

The divestment is part of BASF Pharma's strategic refocus on research-based, prescription medications announced at the beginning of the year. "Divestment of our generics business is another major step for BASF Pharma on our way to becoming a profitable pharmaceutical specialist focusing on innovation", said Dr. Thorlef Spickschen, Head of BASF Pharma. "We are transferring a carefully constructed business to a successful large company. The move generates additional impulses for further growth and is the best way to insure fitness for the future in a highly dynamic marketplace", Spickschen went on to say.

"The acquisition gives us rapid market access and improved market presence in emerging generic drug markets," commented Oswald Sellemond, Head of the Novartis Generics Sector. "The move takes us a big step closer to our goal of gaining a foothold in all major generic drug markets."



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          BASF Pharma Press Release December 4, 2000
          BASF Pharma sells European generics business


BASF Pharma's six generic drug affiliates are located in Germany, France, Italy, the Netherlands, Switzerland and Spain. The total workforce of 224 generated total preliminary annual sales of around DM 120 million (approximately Euro 60 million). "The opening of pharmaceutical markets for off-patent drugs and expansion of product lines are the basis for attractive growth. We expect further impulses through products from our own Novartis Generics pipeline, such as Curam(R) and other antibiotics from the global biochemicals line", added Sellemond.

BASF Pharma represents the global pharmaceutical operations of BASF Aktiengesellschaft, Germany. BASF Pharma achieved sales worth Euro 2.483 billion in 1999, an increase of 19 percent over the preceding year. BASF Pharma has a global workforce of about 11,000. Further information can be found on the internet at www.basf-pharma.com.

Novartis Generics comprises a number of companies that offer high-quality generics (off-patent drugs) and pharmaceutical active substances at competitive prices. Overall, the sector employs about 5,400 people, achieving sales of CHF
1.823 billion in 1999. Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 1999, the Group achieved sales of CHF 25.4 billion (USD 16.9 billion) and invested approximately CHF 3.6 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 66,000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com.

Contact:
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
BASF Pharma/Knoll AG                    Novartis Generics
Gunter Storz                            Gerold Krischker
Knollstrasse                            c/o Biochemie GmbH
D-67061 Ludwigshafen, Germany           A-6250 Kundl, Austria
Tel. +49-(0)621-589-1536                Tel. +43-5338-200-2202
Fax +49-(0)621-589-1562                 Fax +43-5338-8866
E-mail: guenter.storz@basf-pharma.com   E-mail: gerold.krischker@gx.novartis.com
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